Exhibit 21.1

PUBLICARD, INC
AND SUBSIDIARY COMPANIES

LIST OF SUBSIDIARIES

State of Jurisdiction
Subsidiary	of Incorporation

Amazing! Smart Card Technologies, Inc.	California
Blackwold, Inc.	Delaware
Boxsterview, Inc.	Delaware
Continental Distilling Corporation	Delaware
Greystone Peripherals, Inc.	California
Hanten Acquisition Co.	Delaware
Infineer, Inc.	Florida
Infineer Ltd.	Northern Ireland
Orr-Schelen-Mayeron & Associates, Inc.	Minnesota
Publicker Chemical Corporation	Louisiana
Publicker Gasohol, Inc.	Delaware
Publicker, Inc.	Delaware
Redwold, Inc.	Delaware
Sagrocry, Inc.	Pennsylvania

Note: With the exception of Infineer Ltd., each of the above referenced subsidiary companies is not currently active.